Name of Investor:

January  20 , 2009

Element 21 Golf Company
200 Queens Quay E Unit  #1
Toronto, Ontario, Canada  M5A 4K9

ELEMENT  21
BRIDGE  LOAN  TERMS
CONVERTIBLE NOTE

$   300,000 US

FOR VALUE RECEIVED, the undersigned, ELEMENT 21 GOLF COMPANY, a Delaware corporation (the “Borrower”), hereby promises to pay to the order of  , (the “Lender”), the principal amount of Three Hundred Thousand Dollars ($ 300,000).

Section 1.  The Note. The $ 300,000 loan shall take the form of a 7% Convertible Promissory Note which shall be repaid in a period of not more than 6 months from the date of origination.

Section 2.  Interest. All indebtedness outstanding under this Note shall bear interest (computed on the basis of a 360-day year) at the rate of seven percent (7%) per annum commencing from the date of this Note.  Interest shall be payable on the Maturity Date.

Section 3.  Prepayment. This Note or any part of the principal amount hereof (in denominations of ten thousand dollars ($10,000) or multiples thereof) may be prepaid by the Borrower without penalty, premium or prior notice, however, the right of conversion remains with the lender for the full period of six months one.

Section 4.  Conversion.

(a)	The outstanding principal, at the option of the Lender, can be converted anytime during the six months, on terms and conditions applicable thereto at a conversion price equal to 45 cents per share.

(b)
If the Lender desires to exercise its conversion rights during 6 months period, the Lender shall surrender his Note, duly endorsed, at the principal office of the Company and shall give written notice to the Borrower of his election to convert the outstanding principal hereon into Equity Securities. The notice shall state the name(s) of the nominee(s) of the Lender in which any Equity Securities are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to the Lender or such nominee(s), a certificate or certificates for the number of Equity Shares to which the Lender or such nominee(s) is entitled.

(c)
No fractional shares shall be issued upon conversion of this Note. Instead of issuing any fractional shares that would otherwise be issuable upon conversion of this Note (or any portion hereof), the Borrower shall round up to the nearest whole number of shares and pay to the Lender cash in an amount equal to the amount of such fractional interest.

(d)	In addition under the choice of conversion, Lender again retains the right to convert at the price per share of 45 cents.

(e)
In addition to the terms above, the Lender shall have the option to purchase additional shares at 35 cents for maximum amount of the original investment ($300,000). This exercise of this option can be made anytime during the twelve (12) months from the date of origination.

(f)
In such case, the Lender may choose to exercise all options during or at the termination of twelve (12) months by converting the Bridge Loan and by purchasing 1 x (one times) the number of original shares converted at the termination of 12 months at the price of conversion of 35 cents.  All future options would then be extinguished.

(g)	If the Lender does not choose to exercise his option to purchase at the conversion date, that option would expire worthless, and would not be available again.

Section 5.  Special Circumstances. Element 21 agrees to honor and uphold the specific tenants of this agreement which shall remain in effect withstanding any future changes to the subscription agreement which may be made by Borrower’s legal counsel.

Section 6.  Payment in U.S. Funds. Unless this Note is converted into Equity Securities in accordance with Section 4 hereof, payments of both principal and interest on this Note are to be made in lawful money of the United States payable by check payable to the Lender and mailed to the address of the Lender as set forth in the first paragraph of this Note or such other place as the holder hereof shall designate to the Borrower in writing.

Section 7.  Events of Default. The following events are Events of Default:

(i) the Borrower fails to pay to the holder of this Note any monetary obligation due under this Note after having received fourteen (14) business days prior written notice that such obligation has become due;

(ii) the Borrower fails, for fourteen (14) business days after written notice, to comply with any other material term, condition, covenant, or agreement in this Note;

(iii) the Borrower becomes insolvent, makes an assignment for the benefit of creditors, calls a meeting of its creditors to obtain any general financial accommodation or suspends business; or

(iv) a case under the Bankruptcy Code is commenced by or against the Borrower or a liquidator, trustee, custodian or similar officer is appointed for all or a material portion of the Borrower's assets, and such case is not dismissed or such appointment is not rescinded within thirty (30) days  thereafter.

Section 8. Remedies Upon Default. Upon the occurrence of any Event of Default, the principal amount of and accrued and unpaid interest on this Note may be declared by the Lender (by giving written notice to the Borrower) to be immediately due and payable by the Borrower.  Thereafter, the Lender shall be entitled to all rights and remedies provided by applicable law.

The Borrower shall pay the costs and expenses of collection, including, without limitation, reasonable attorneys' fees and disbursements if any action, suit or proceeding is brought by the holder hereof to collect this Note.

Section 9. Amendments and Assignment. This Note may be amended by one or more written instruments signed by the Borrower and by the Lender.  Without the Borrower’s prior written consent, this Note may not be assigned or negotiated by the Lender.

Section 10. Non-Recourse. No officer, director, shareholder, agent or employee of the Borrower shall be personally liable for any of the indebtedness of the Borrower represented by this Note or otherwise.

CHOICE OF LAWS AND JURISDICTION. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS RULES PERTAINING TO CONFLICTS OF LAWS.

ELEMENT 21 GOLF COMPANY

By:
	Name:	Nataliya Hearn
	Title:	Chief Executive Officer